KBS Fashion Group Limited

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700, China

Tel: + (86) 595 8889 6198

November 16, 2016

VIA EDGAR

Ms. Nasreen Mohammed
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	KBS Fashion Group Limited
Form 20-F for the Year Ended December 31, 2015
Filed May 2, 2016
File No. 001-35715

Dear Ms. Mohammed,

Reference is made to the letter, dated October 19, 2016, setting forth the comments (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced annual report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2015 of KBS Fashion Group Limited (the “Company”). The Comment Letter requests the Company to respond within ten business days from the date of such letter.

The Company has requested for extensions to file its responses to the Comment Letter by November 17, 2016. However, because it needs additional time to amend the Form 20-F to fully address the Staff’s comments, the Company is unable to respond within the prescribed time period. As a result, I am hereby requesting, on behalf of the Company, an extension for filing its responses to the Comment Letter. The Company will use diligent efforts to provide its responses to the Staff on or before November 30, 2016.

Should you have any questions regarding this letter, please do not hesitate to contact me or Kevin (Qixiang) Sun of Bevilacqua PLLC, our US counsel at (202) 618-1519.

Sincerely,

/s/ Lixia Tu
Lixia Tu
Chief Financial Officer